FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period July 28, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

SANPAOLO IMI

NEWS RELEASE

The agreement for the acquisition of 87.39% of the Share Capital of Panonska Banka has been signed

The bank is listed on the Belgrade Stock Exchange and has a network of 65 branches, assets amounting to 154 million euros and shareholders’ equity totalling 29 million euros

Turin, July 28, 2006 — Today SANPAOLO IMI signed the agreement for the acquisition of a 87.39% stake in Panonska Banka from the Serbian Finance Ministry.

The ceremony was attended by the Finance Minister, Mladjan Dinkic,  the Governor of the Central Bank of Serbia, Radovan Jelasic, and the Chairman of SANPAOLO IMI, Enrico Salza.

The transaction is subject to the necessary authorizations by the competent Supervision Authorities and will be closed at a value of 122 million euro.

The bank is listed on the Belgrade Stock Exchange and the remaining share is owned by small shareholders. SANPAOLO IMI will be available to buy the remaining shares at the same price paid to the Finance Ministry through a voluntary public offer.

At the end of 2005, Panonska Banka held assets of 154 million euro and net capital of 29 million euro: it is a universal bank with a strong presence in the corporate sector and a plan to develop also in retail. The client base is made up of more than 12,000 companies and more than 138,000 retail customers; it can rely on 600 employees and a distribution network of 65 branches throughout the country with a market share of 3.4%. The bank is strongly rooted in the wealthy Vojovodina region where it has a market share of more than 5%.

This transaction is part of the Group’s selective development in the strongly growing markets of Central-South Eastern Europe. The Group is already present in Hungary with Inter-Europa Bank (85.9%), in Romania with Sanpaolo IMI Bank Romania (98.6%), in Slovenia with Banka Koper (63.9%) and in Albania with Banca Italo Albanese (80%).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

	By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: July 28, 2006